Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

Kredivo, the Leading Digital Consumer Credit Platform in Southeast Asia, and

VPC Impact Acquisition Holdings II Mutually Agree to Terminate Business Combination Agreement

SINGAPORE, JAKARTA, Indonesia & CHICAGO—March 11, 2022 – FinAccel, the parent company of Kredivo, the leading AI-enabled digital consumer credit platform in Southeast Asia, and VPC Impact Acquisition Holdings II, a publicly traded special purpose acquisition company (NASDAQ: VPCB) (“VPCB”) sponsored by Victory Park Capital (“VPC”), today announced the mutual termination of their previously announced business combination agreement.

Concurrent with the agreement to terminate, VPC is leading a $145 million private structured investment in Kredivo. Kredivo plans to consider offers to participate in such private investment round from investors who held positions in VPCB, as well as other investors that had previously committed to the PIPE. VPC and Kredivo have a long-standing relationship, with VPC providing an initial $100 million credit facility to the company in July 2020 and upsizing it to $200 million in June 2021.

Gordon Watson, Co-CEO of VPCB and Partner at VPC, said: “We operate with the best interest of shareholders as our top priority. Unfortunately, unfavorable public market conditions and process delays outside of our and Kredivo’s control have affected our transaction timeline and made it infeasible to close the transaction under the terms of the business combination agreement. Notwithstanding, we continue to believe in the immense market opportunity for digital consumer credit and banking services in Southeast Asia, and our continued investment in Kredivo reflects our view that the company is well positioned to deliver innovative products and capture market share over the long-term. We look forward to continuing our partnership with Akshay and the rest of Kredivo’s management team.”

Akshay Garg, Co-Founder and CEO of FinAccel, said: “While unfavorable market conditions have put a pause to our plans to go public in the near-term via the proposed business combination with VPCB, we’re pleased to deepen our relationship with VPC and other high-quality investors through a new private funding round. We appreciate the support of our investors as we continue on the path to realizing our long-term vision and growth strategy to become a leading digital financial services platform in Southeast Asia.”

VPCB is considering future options, including seeking an alternative business combination. The parties have agreed that, in the event that VPCB is liquidated, Kredivo shall issue a penny warrant to VPCB providing VPCB with the ability to acquire a stake equal to 3.5% of the fully diluted equity securities of Kredivo.

For investor inquiries regarding the private investment round, please contact ir@finaccel.co.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the matters discussed herein. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Kredivo, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and reflect the views, assumptions, expectations, and opinions of VPCB and Kredivo, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section the Proxy Statement when filed, VPCB’s Quarterly Report on Form 10-Q and other documents filed by VPCB from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VPCB nor Kredivo presently know, or that VPCB or Kredivo currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VPCB’s and Kredivo’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VPCB’s or Kredivo’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VPCB and Kredivo anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo and VPCB may elect to update these forward-looking statements at some point in the future, Kredivo and VPCB specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by VPCB or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VPCB’s or Kredivo’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About VPC Impact Acquisition Holdings II

VPC Impact Acquisition Holdings II’s (NASDAQ: VPCB) (“VPCB”) acquisition and value creation strategy is to identify, partner with and help grow a business in the Fintech industry with operations predominantly outside of the United States. The Company’s sponsor, VPC, is a global investment firm with a long track record of executing debt and equity financing transactions with some of the largest global Fintech companies. The firm was founded in 2007 and is headquartered in Chicago with additional resources in New York, Los Angeles and Austin. Victory Park Capital is privately held and a Registered Investment Advisor with the SEC. For more information, please visit: www.victoryparkcapital.com/vih/vpc-impact-acquisition-holdings-ii/

About Kredivo

Kredivo is the leading digital credit platform in Indonesia that gives customers instant credit financing for ecommerce and offline purchases, and personal loans, based on real-time decisioning. Kredivo users can buy now and pay later with one of the lowest interest rates amongst digital credit providers in the country. Kredivo’s merchant partners benefit from instant point-of-sale financing, powered by its unique 2-click checkout. Kredivo is operated by FinAccel, a Singapore headquartered financial technology company backed by leading investors such as Mirae Asset, Naver, Square Peg Capital, MDI Ventures and Jungle Ventures, among others. Kredivo is supervised by OJK’s multi-finance division in Indonesia. To know more about FinAccel and Kredivo, visit www.finaccel.co and www.kredivo.com.

Contacts

Kredivo

Investors

ir@finaccel.co

Media

Tony Hynes

tony.hynes@clarity.global

VPC Impact Acquisition Holdings II

Media

Jordan Niezelski, Edelman

jordan.niezelski@edelman.com

Investors

vih2info@victoryparkcapital.com

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4 (if so filed), the proxy statement/consent solicitation statement/prospectus discussed below (if so filed), VIH’s Quarterly Report on Form 10-Q and other documents that may be filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

VIH and Kredivo may file other documents regarding the proposed transaction with the SEC.

If a registration statement on Form F-4 (the “Registration Statement”) is filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH may send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will, if so filed, contain important information about VIH and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus if such is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus if it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully if it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.